Mail Stop 4561

March 13, 2006

James L. Conway, Chief Executive Officer
Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, New York 11739

> **RE:** **Netsmart Technologies, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-127238**
> **Filed on October 27, 2005 and December 9, 2005**
>
> **Form 10-K for the year ended December 31, 2004**
> **Filed on March 18, 2005 and amended on December 9, 2005**
>
> **Form 10-Q for the quarterly period ended March 31, 2005**
> **Filed on May 11, 2005 and amended on December 9, 2005 and January 10, 2006**
>
> **Form 10-Q for the quarterly period ended June 30, 2005**
> **Filed on August 10, 2005 and amended on December 9, 2005**
>
> **Form 8-K filed on September 28, 2005 and amended on December 9, 2005 and January 10, 2006**
>
> **Form 10-Q for the quarterly period ended September 30, 2005**
> **Filed on November 14, 2005 and amended on December 9, 2005**

Dear Mr. Conway:

    We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments.

Form 10-Q for quarter ended September 30, 2005

Note 8. Acquisitions, page 12

CMHC Systems, Inc. ("CMHC")

Prior Comment Number 5

1. We note your response to our prior comment number five. We also note your statement in our prior comment number six that "[t]he fair value of this liability is estimate[ed] using the value of the services provided using an estimate fulfillment margin." Note that the normal profit margin is limited to the profit margin on the costs to provide the service (i.e., fulfillment effort). Normal profit margin should be the amount a market participant would expect to receive related to the remaining fulfillment effort and excludes any profit associated with the selling effort because the target completed the selling effort prior to the acquisition date. Refer to paragraph 3 of EITF 01-03 for further guidance. In this regard, it would appear that the deferred revenue as reported on CMHC's financial statements would include the fair value or anticipated profit associated with the selling effort provided by CMHC as well as the fair value or anticipated profit associated with the fulfillment effort. In light of the fact that no adjustments exist in the pro forma financial statements related to the deferred revenue balance assumed from CMHC in the acquisition, explain to us and provide your analysis of how you believe that the deferred revenue balance in your pro forma financial statements relates purely to the fulfillment effort and excludes any selling effort previously provided by CMHC.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen,

Special Counsel at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Nancy D. Lieberman, Esq.
         by facsimile 516-822-4824